

新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2006 DEC 12 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: ~~82-1775~~ 82-1755
Our Ref.: CSL/EL/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

8 December 2006



SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

Dears Sirs

Re: Sun Hung Kai Properties Limited ("the Company")

We are pleased to enclose a certified extract of the resolutions Nos. 5 to 7 passed at the Annual General Meeting of the Company held on 7 December 2006. This is to comply with the requirements pursuant to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your files of the Company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

Enc

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com 電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/12-05/MK

THE COMPANIES ORDINANCE (CHAPTER 32)

RECEIVED
2006 DEC 12 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Certified True Copy
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED
Secretary

ORDINARY RESOLUTIONS

OF

SUN HUNG KAI PROPERTIES LIMITED

PASSED ON THE 7th DAY OF DECEMBER, 2006

At the Annual General Meeting of the Company held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 7 December 2006 at 12:00 noon, the following resolutions were passed:-

"IT WAS PROPOSED, DULY SECONDED AND RESOLVED to pass the following resolutions as ordinary resolutions:-

5. **THAT:**

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

(c) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

6. **THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:

(aa) ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

7. **THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

(Sd.) KWOK Ping-sheung, Walter
Chairman